Exhibit 99.1

Condensed consolidated interim financial statements of

Kimber Resources Inc.

March 31, 2013 and 2012
(Unaudited)

Kimber Resources Inc.
March 31, 2013

Management’s Comments on Unaudited Condensed Consolidated Interim Financial Statements

Notice of No Audit or Review of Interim Financial Statements

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Kimber Resources Inc.
March 31, 2013

Table of contents

Condensed consolidated interim statements of financial position	1

Condensed consolidated interim statements of net loss and comprehensive loss	2

Condensed consolidated interim statements of changes in equity	3

Condensed consolidated interim statements of cash flows	4

Notes to the condensed consolidated interim financial statements	5-17

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of financial position
As at March 31, 2013 and June 30, 2012
(Stated in Canadian dollars)
(Unaudited)

		March 31,	June 30,
	Note	2013	2012
		$	$
Assets
Current assets
Cash and cash equivalents		2,086,503	1,546,363
Trade and other receivables	6	543,841	1,417,756
Prepaid expenses		113,316	279,229
Total current assets		2,743,660	3,243,348

Equipment	7	553,245	598,354
Mineral interests	8	61,947,927	58,966,941
Total assets		65,244,832	62,808,643

Liabilities
Current liabilities
Trade and other payables		634,172	822,827
Short term loan	9	4,826,543	-
Total current liabilities		5,460,715	822,827

Equity
Share capital	10(a)	82,535,232	82,235,232
Share option reserve	10(b)(c)	5,368,210	5,072,985
Warrant reserve	10(d)	1,270,474	1,270,474
Deficit		(29,389,799)	(26,592,875)
Total equity		59,784,117	61,985,816
Total liabilities and equity		65,244,832	62,808,643

Description of business and going concern	1
Commitments for expenditure	14

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of net loss and comprehensive loss
Three and nine month periods ended March 31, 2013 and 2012
(Stated in Canadian dollars)
(Unaudited)

		Three	Three	Nine	Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		March 31,	March 31,	March 31,	March 31,
	Note	2013	2012	2013	2012
		$	$	$	$
Expenses
Amortization of equipment		5,638	6,248	18,802	13,094
Foreign exchange loss (gain)		(24,013)	(123,272)	(26,637)	26,212
General exploration		62,651	51,677	135,645	93,648
Investor relations		19,272	44,692	103,716	160,237
Office, insurance and miscellaneous		82,202	72,944	228,648	193,783
Legal, consulting and audit		192,112	168,283	377,684	455,325
Rent		69,512	59,999	191,124	171,597
Salaries and benefits		352,881	669,989	1,001,456	1,397,821
Transfer and filing fees		51,708	35,208	125,717	101,417
Travel and accommodation		14,886	14,721	40,877	44,166

		826,849	1,000,489	2,197,032	2,657,300

Loss before other items		(826,849)	(1,000,489)	(2,197,032)	(2,657,300)
Other items
Finance income		6,497	9,751	19,312	57,706
Finance expense		(326,068)	(473)	(651,043)	(1,478)
Other income		-	3,870	31,839	12,001
Net loss and comprehensive loss		(1,146,420)	(987,341)	(2,796,924)	(2,589,071)

Loss per share, basic and diluted	5	(0.01)	(0.01)	(0.03)	(0.03)

Weighted average number of common shares outstanding, basic and diluted	5	82,972,876	82,445,377	82,701,725	81,918,166

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of changes in equity
Nine month periods ended March 31, 2013 and 2012
(Stated in Canadian dollars)
(Unaudited)

		Share	Share	Share
		capital	capital	option	Warrant
	Note	Number	Amount	reserve	reserve	Deficit	Total
			$	$	$	$	$
Balance at June 30, 2012		82,459,937	82,235,232	5,072,985	1,270,474	(26,592,875)	61,985,816
Net loss and total comprehensive loss for the period		-	-	-	-	(2,796,924)	(2,796,924)
Shares issued on issuance of loan	9	512,939	300,000	-	-	-	300,000
Share-based compensation		-	-	295,225	-	-	295,225
Balance at March 31, 2013		82,972,876	82,535,232	5,368,210	1,270,474	(29,389,799)	59,784,117

Balance at June 30, 2011		77,185,086	74,543,371	4,292,758	1,271,032	(23,026,234)	57,080,927
Net loss and total comprehensive loss for the period		-	-	-	-	(2,589,071)	(2,589,071)
Shares issued on private placement of common shares		5,060,000	8,096,000				8,096,000
Share issue costs		-	(655,867)	-	-	-	(655,867)
Shares issued on exercise of stock options		211,101	244,420	(77,306)	-	-	167,114
Shares issued on exercise of warrants		3,750	7,308	-	(558)	-	6,750
Share-based compensation		-	-	666,051	-	-	666,051

Balance at March 31, 2012		82,459,937	82,235,232	4,881,503	1,270,474	(25,615,305)	62,771,904

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of cash flows
Three and nine month periods ended March 31, 2013 and 2012
(Stated in Canadian dollars)
(Unaudited)

		Three	Three	Nine
		Months	Months	Months	Nine Months
		Ended	Ended	Ended	Ended
		March 31,	March 31,	March 31,	March 31,
	Note	2013	2012	2013	2012
Operating activities
Net loss		(1,146,420)	(987,341)	(2,796,924)	(2,589,071)
Items not involving cash
Amortization of equipment		5,638	6,248	18,802	13,094
Finance expense		326,068	473	651,043	1,478
Finance income		(6,497)	(9,751)	(19,312)	(57,706)
Unrealized foreign exchange (gain) loss		(18,014)	(112,539)	(31,139)	91,684
Share-based compensation		115,000	388,850	295,225	666,051
Net changes in non-cash working capital items
Trade and other receivables		21,307	(14,843)	2,853	11,129
Prepaid expenses		(45,557)	(67,264)	160,146	(18,124)
Trade and other payables		100,610	(38,270)	(9,044)	(31,881)
		(647,865)	(834,437)	(1,728,350)	(1,913,346)
Investing activities
Interest received		6,497	9,751	19,312	57,706
Purchase of equipment		(7,756)	(47,190)	(35,556)	(131,480)
Expenditures on mineral interests		(953,651)	(2,749,546)	(2,204,140)	(11,093,068)
		(954,910)	(2,786,985)	(2,220,384)	(11,166,842)
Financing activities
Interest paid		(134,137)	(473)	(314,193)	(1,478)
Loan proceeds		2,000,000	-	5,000,000	-
Loan facility costs		(79,488)	-	(201,838)	-
Common shares issued on financing		-	-	-	8,096,000
Common shares issued upon exercise of options and warrants		-	16,250	-	173,864
Share issuance costs		-	-	-	(655,867)
		1,786,375	15,777	4,483,969	7,612,519

Effect of exchange rates on cash and cash equivalents		4,911	4,296	4,905	22,006
Increase (decrease) in cash and cash equivalents		183,600	(3,605,645)	535,235	(5,467,669)
Cash and cash equivalents, beginning of period		1,897,992	6,557,115	1,546,363	8,401,429
Cash and cash equivalents, end of period		2,086,503	2,955,766	2,086,503	2,955,766

Cash and cash equivalents are comprised of
Cash		2,086,503	2,106,331	2,086,503	2,106,331
Canadian treasury bills		-	849,435	-	849,435
		2,086,503	2,955,766	2,086,503	2,955,766

Supplemental cash flow information	13

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

1.	Description of business and going concern

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.

The head office, principal address and registered and records office of the Company are located at Suite 220 - 800 West Pender Street, Vancouver, BC V6C 2V6.

At the date of these condensed consolidated interim financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of mineral interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes Kimber will continue operations for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of debt or securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

On July 6, 2012, Kimber entered into a $5.0 million bridge loan credit facility with Sprott Resource Lending Partnership (“SRLP”) and made an initial drawdown of $3.0 million. On January 24, 2013, the remaining $2.0 million of the credit facility was drawn down. The term of the facility is one year, with a closing date of June 29, 2013, which may be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3%.

Kimber has incurred losses since inception, has an accumulated deficit of $29,389,799 as at March 31, 2013 and a net loss for the nine months ended March 31, 2013 of $2,796,924. These conditions raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The condensed consolidated interim financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2012 annual consolidated financial statements under IFRS.

(b)	Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value.

These condensed consolidated interim financial statements include the accounts of Kimber, and its wholly-owned Mexican subsidiaries, Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A. de C.V. and Kimber Resources de Mexico, S.A. de C.V.

(c)	Adoption of new and revised standards and interpretations

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods after June 30, 2013. Pronouncements that are not applicable to the Company have been excluded from those described below. These recent accounting pronouncements should be read in conjunction with the Company’s 2012 consolidated annual financial statements.

(a)

The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. The Company does not plan to early adopt the following standards. The Company is assessing the impact of the implementation of these standards on the Company’s 2014 consolidated annual financial statements.

(i)	IFRS 10 Consolidated Financial Statements
(ii)	IFRS 11 Joint Arrangements
(iii)	IFRS 12 Disclosure of Interests in Other Entities
(iv)	IAS 27 Separate Financial Statements
(v)	IAS 28 Investments in Associates and Joint Ventures

(b)	IFRS 13 Fair Value Measurement

(c)	IAS 1 Presentation of Financial Statements

(d)	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

(e)	IFRS 9 Financial Instruments

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies

	(a)	Basis of consolidation

These condensed consolidated interim financial statements include the financial statements of the Company and its controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive loss from the effective date of control or up to the effective date of loss of control, as appropriate.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

	(b)	Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to amortization of equipment, recoverability of trade and other receivables, valuation of deferred income tax amounts, impairment of mineral interests, and the calculation of share-based compensation.

The most significant judgments relate to recoverability of capitalized amounts, recognition of deferred tax assets and liabilities, the determination of functional currency, the determination of the economic viability of a project and the preparation of consolidated financial statements on a going concern basis.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

4.	Segmented information

At March 31, 2013 the Company has one reportable operating segment, being mineral exploration.

The Company operates in two geographical areas, being Canada and Mexico. The following is an analysis of the Company’s assets by geographical area and reconciled to the Company’s condensed consolidated interim financial statements:

	March 31,	June 30,
	2013	2012
	$	$
Assets by geographic segment, at cost
Canada
Current assets	2,145,517	1,774,479
Equipment	72,259	69,185
	2,217,776	1,843,664
Mexico
Current assets	598,143	1,468,869
Equipment	480,986	529,169
Mineral interests	61,947,927	58,966,941
	63,027,056	60,964,979
	65,244,832	62,808,643

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

5.	Loss per share

The calculation of basic and diluted loss per share for the relevant periods is based on the following data:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2013	2012	2013	2012

Net loss attributable to shareholders for the purpose of basic and diluted loss per share	$1,146,420	$987,341	$2,796,924	$2,589,071

Weighted average number of shares for the purpose of basic and diluted loss per share	82,972,876	82,445,377	82,701,725	81,918,166

All outstanding stock options and warrants were anti-dilutive for the relevant periods.

6.	Trade and other receivables

Trade and other receivables are comprised primarily of IVA value added tax credits refundable from the Government of Mexico which is currently calculated as 16% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts. At March 31, 2013 the Company has a provision of $122,942 for trade and other receivables which have been outstanding for more than one year which was recorded during the year ended June 30, 2012. All other IVA tax receivables have been outstanding for less than one year.

	March 31,	June 30,
	2013	2012
	$	$

IVA tax receivable	494,408	1,371,200
HST receivable	37,750	40,999
Other receivables	11,683	5,557
	543,841	1,417,756

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

7.	Equipment

					Office
	Camp and	Camp	Computer	Computer	fixtures and
	equipment	vehicles	equipment	software	equipment	Total
	$	$	$	$	$	$
Cost

At July 1, 2011	565,982	205,692	179,605	72,363	79,736	1,103,378
Additions	89,487	13,738	38,654	22,919	1,501	166,299
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
At June 30, 2012	641,100	219,430	189,584	95,282	81,237	1,226,633
Additions	15,214	-	17,461	469	2,412	35,556
Disposals	(99,464)	(81,423)	(29,227)	-	(1,995)	(212,109)
At March 31, 2013	556,850	138,007	177,818	95,751	81,654	1,050,080

Amortization

At July 1, 2011	229,331	92,754	117,049	68,886	46,274	554,294
Amortization	41,031	39,515	22,114	8,728	5,641	117,029
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
At June 30, 2012	255,993	132,269	110,488	77,614	51,915	628,279
Amortization	29,616	20,591	18,628	8,053	3,777	80,665
Disposals	(99,464)	(81,423)	(29,227)	-	(1,995)	(212,109)
At March 31, 2013	186,145	71,437	99,889	85,667	53,697	496,835

Carrying amounts

At June 30, 2012	385,107	87,161	79,096	17,668	29,322	598,354
At March 31, 2013	370,705	66,570	77,929	10,084	27,957	553,245

8.	Mineral interests

Kimber’s mineral interests relate to mineral rights for the Monterde property located in the State of Chihuahua, Mexico.

Kimber holds mineral rights to the Pericones and Setago properties in State of Mexico, Mexico and the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

During the nine month period ended March 31, 2013 Kimber capitalized $2,980,986 of costs to mineral interests (nine months to March 31, 2012; $9,025,120).

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

8.	Mineral interests (continued)

		Expenditures		Expenditures
	March 31,	during the	June 30,	during the	June 30,
MEXICO	2013	period	2012	period	2011
	$	$	$	$	$

Monterde Property
Acquisition	3,467,105	209,538	3,257,567	142,813	3,114,754

Exploration
Amortization	887,374	68,028	819,346	94,676	724,670
Assays	5,645,187	96,398	5,548,789	1,265,001	4,283,788
Drilling	19,853,580	-	19,853,580	4,680,555	15,173,025
Engineering	4,810,306	497,248	4,313,058	837,261	3,475,797
Environmental study	1,907,979	212,073	1,695,906	271,534	1,424,372
Field, office	3,086,915	404,969	2,681,946	666,754	2,015,192
Geological, geophysical	9,657,734	605,197	9,052,537	906,324	8,146,213
Legal	1,010,547	61,820	948,727	94,610	854,117
Maps, reports, reproductions	1,402,247	68,010	1,334,237	105,462	1,228,775
Metallurgy	1,438,217	128,685	1,309,532	255,826	1,053,706
Road and drill site construction	2,305,233	20,620	2,284,613	99,023	2,185,590
Salaries, wages, consulting	1,214,229	156,691	1,057,538	142,607	914,931
Scoping study	25,482	-	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301	-	65,301
Stakeholder costs	69,174	-	69,174	-	69,174
Supplies	2,898,677	199,443	2,699,234	403,335	2,295,899
Travel, accommodation	2,202,640	252,266	1,950,374	162,032	1,788,342
	58,480,822	2,771,448	55,709,374	9,985,000	45,724,374
Total mineral interests	61,947,927	2,980,986	58,966,941	10,127,813	48,839,128

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900) in prior years.

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000) in prior years.

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

Pericones and Setago Properties

The Pericones Property is located approximately 160 kilometres southwest of Mexico City and covers 11,890 hectares. The Setago Property lies approximately 24 kilometres to the west of Monterde and covers 10,069 hectares. Expenditures on both these properties have been written off or expensed in previous periods.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

9.	Short term loan

On July 6, 2012, Kimber entered into a $5 million bridge loan credit facility with SRLP. The facility bears interest at a rate of 12% per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a further $2 million drawdown made on January 24, 2013. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. At March 31, 2013, the whole $5 million of the facility had been drawn down.

Kimber paid transaction costs of $442,350 associated with the credit facility of which $300,000 was paid by issuing 512,939 common shares of the Company. The credit facility has been classified as other liabilities and is being measured at amortized cost using the effective interest method. The credit facility is secured by a first call against all the Company’s assets.

During the nine months ended March 31, 2013, the Company recognized finance expense of $651,043 on the credit facility which has been expensed (2011: $nil).

10.	Equity and share capital

(a)	Share capital

As March 31, 2013, the Company had 82,972,876 (June 30, 2012; 82,459,937) common shares issued and outstanding. The Company is authorized to issue an unlimited number of common shares at no par value.

(b)	Stock option plan

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and vests in accordance with the determination of the Board of Directors, generally one third on the date of grant and an additional third at the end of each nine month period thereafter.

The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

There were 1,117,500 options issued during the nine months ended March 31, 2013. The weighted average fair value of the options issued during the nine months ended March 31, 2013 was estimated at $0.17 per option at the grant date using the Black-Scholes option pricing model. The weighted average fair value of the options issued during the year ended June 30, 2012 was estimated at $0.54 per option at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the calculation were:

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

10.	Equity and share capital (continued)

	Nine months ended	Year ended
	March 31,	June 30,
	2013	2012

Risk free interest rate	1.17%	1.09%
Expected life	2.88 years	2.80 years
Expected volatility (i)	65%	80%
Expected dividend per share	$Nil	$Nil
Forfeiture rate	5%	5%

(i)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The total share-based compensation calculated for the nine months ended March 31, 2013 was $295,225 (2011 - $666,051) and the share-based compensation expense has been allocated to salaries and benefits on the statements of comprehensive loss.

(c)	Outstanding stock options

The following is a summary of option transactions under the Company’s stock option plan:

	Nine months ended			Year ended
		March 31,		June 30,
		2013		2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Balance, beginning of period	6,221,965	$1.03	5,466,325	$1.14
Options granted	1,117,500	$0.40	1,790,000	$1.27
Options exercised	-	-	(211,101)	$0.79
Options forfeited	(1,315,450)	$0.99	(73,649)	$1.30
Options expired	(950,000)	$0.82	(749,610)	$2.40
Balance, end of period	5,074,015	$0.94	6,221,965	$1.03

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

10.	Equity and share capital (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2013:

		Weighted		Weighted
		average	Options	average
		remaining	outstanding	remaining
Exercise	Options	contractual	and	contractual
price	outstanding	life (years)	exercisable	life (years)
$
$0.65	970,715	0.83	970,715	0.83
$1.15	914,160	1.87	914,160	1.87
$1.38	956,140	2.86	956,140	2.86
$1.60	20,500	3.19	20,500	3.19
$1.28	75,000	3.62	50,000	3.62
$1.03	100,000	3.79	66,667	3.79
$1.19	920,000	3.87	550,000	3.87
$0.60	300,000	4.58	100,000	4.58
$0.33	817,500	4.87	272,500	4.87
	5,074,015	2.93	3,900,682	2.48
Weighted average exercise price	$0.94		$1.02

(d)	Warrants

The continuity of warrants for the nine months ended March 31, 2013 and the year ended June 30, 2012 is as follows:

		Weighted		Weighted
		average		average
	Warrants	exercise		remaining
	outstanding	price	Expiry date	life (years)
		$
Balance, June 30, 2011	7,074,009	1.77		1.13
Expired	(1,997,459)	1.80
Exercised	(3,750)	1.80
Balance, June 30, 2012	5,072,800	1.76	December 23, 2012	0.48
Expired	(5,072,800)	1.76	December 23, 2012	-
Exercised	-	-
Balance, March 31, 2013	-	-		-

All outstanding warrants expired unexercised on December 23, 2012.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

11.	Capital risk management

The capital structure of Kimber consists of a loan from SRLP and equity attributable to common shareholders comprising share capital, share option reserve, warrant reserve and deficit. Total capital as at March 31, 2013 was $59,784,117 (June 30, 2012 - $61,985,816). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain and enhance investor, creditor and market confidence to sustain future development of the business, and to provide returns to shareholders and benefits for other stakeholders.

12.	Financial instruments

(a) Categories of financial instruments

		March 31,	June 30,
	Classification	2013	2012
		$	$
Financial assets
Cash and cash equivalents	Loans and receivables	2,086,503	1,546,363
Trade and other receivables	Loans and receivables	543,841	1,417,756
Total financial assets		2,630,344	2,964,119

Financial liabilities
Trade and other payables	Other liabilities	634,172	822,827
Short term loan	Other liabilities	4,826,543	-
Total financial liabilities		5,460,715	822,827

(b)	Fair value

The fair value of the Company’s financial instruments approximates their carrying value as at March 31, 2013 because of the demand nature or short-term maturity of these instruments.

(c)	Financial risk management objectives and policies

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, trade and other payables and a short term loan. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i)	Currency risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or U.S. dollars. The fluctuation of the U.S. dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

12.	Financial instruments (continued)

	(c)	Financial risk management objectives and policies (continued)

		(i)	Currency risk (continued)

Kimber’s monetary assets are held in Canadian dollars, United States dollars and Mexican pesos. A 5% change in the U.S. dollar and Mexican peso will affect Kimber as is indicated in the following table.

	March 31,	March 31,
	2013	2012
	$	$
Change in loss
United States dollar	916	10,305
Mexican pesos	19,642	89,529

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivable consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews and monitors the collectability of its amounts receivable.

(iii)	Liquidity risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due (Note 1). Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than
	1 month	1-3 months	4-12 months	Total
At March 31, 2013
Trade and other payables	421,022	213,150		634,172
Short term loan			5,000,000	5,000,000
At June 30, 2012
Trade and other payables	534,554	288,273		822,827

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
March 31, 2013
(Stated in Canadian dollars)
(Unaudited)

13.	Supplemental cash flow information

Non-cash financing and investing activities

In the nine months ended March 31, 2013 and 2012, the Company incurred the following non-cash investing and financing transactions:

	Nine months ended March 31,
	2012	2011
	$	$
Amortization capitalized to mineral interests	68,028	71,378
Transfer of share option reserve upon exercise of stock options	-	77,306
Transfer of warrants reserve upon exercise of warrants	-	558
Loan facility costs paid in shares	300,000	-

14.	Commitments for expenditure

Operating lease

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ended June 30, 2013. At March 31, 2013, the Company is obligated to make $10,372 in basic rental payments under the lease for the year ended June 30, 2013. In addition, Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

15.	Approval of the financial statements

The condensed consolidated interim financial statements of Kimber for the nine months ended March 31, 2013 were approved and authorized for issue by the Board of Directors on May 13, 2013.